UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2017

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: June 16, 2017	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company:

Intertape Polymer Group Inc.

9999 Cavendish Blvd.

Suite 200

St. Laurent, Québec H4M 2X5

Item 2 - Date of Material Change:

June 12, 2017

Item 3 – News Release:

Intertape Polymer Group Inc. (“IPG” or the “Company”) issued a press release with respect to the material change described below on June 12, 2017 via Marketwired.

Item 4 – Summary of Material Change:

IPG announced an agreement to acquire substantially all of the assets of Canadian Technical Tape Ltd. (d/b/a “Cantech”), a privately-owned North American supplier of industrial and specialty tapes based in Montreal for an aggregate purchase price of approximately US$63 million, and the concurrent increase in the borrowing limit of IPG’s revolving credit facility from US$300 million to US$450 million.

Item 5 – Full Description of Material Change:

5.1	Full Description of Material Change

IPG announced an agreement to acquire substantially all of the assets of Cantech, a privately-owned North American supplier of industrial and specialty tapes based in Montreal for an aggregate purchase price of approximately US$63 million, and the concurrent increase in the borrowing limit of IPG’s revolving credit facility from US$300 million to US$450 million.

Cantech unaudited revenues for the twelve months ended March 31, 2017 are estimated at US$61 million. The purchase price will be financed with funds available under IPG’s revolving credit facility as amended and discussed further below. The transaction is expected to close in the third quarter of 2017. The completion of this transaction is subject to customary conditions.

In conjunction with the acquisition of Cantech, IPG also announced a US$150 million increase in the borrowing limit of its existing US$300 million revolving credit facility, bringing the facility’s credit limit to US$450 million. The amended credit agreement will continue to include an incremental accordion feature of US$150 million, enabling the Company to further increase the credit limit of this facility if needed, subject to the credit agreement’s existing terms and lender approval. The Company expects to use the additional credit primarily to finance the Cantech acquisition as well as its continued expansion through other possible acquisitions and capital expenditures.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6 – Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

Item 7 - Omitted Information:

Not applicable.

Item 8 – Executive Officer:

The senior officer who can answer questions regarding this report is Mr. Gregory Yull, President and Chief Executive Officer of IPG. Mr. Yull can be reached at (866) 202-4713.

Item 9 – Date of Report:

June 16, 2017